Filed by: Enel Chile S.A. (Commission File No. 001-37723)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT
Enel Chile S.A.
Securities Registration Record N° 1139

Santiago, February 8, 2018

Mr. Carlos Pavez T.

Chairman

Financial Market Commission

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), I hereby inform, duly authorized on behalf of Enel Chile S.A. (the “Company”), as a significant event regarding the Reorganization that was approved by the Extraordinary Shareholders’ Meeting held on December 20, 2017 (the “ESM”), the following:

1. On February 15, 2018, the Company will commence the preemptive rights subscription period, both in Chile and in the United States of America, of the 10,000,000,000 new common shares issuance financed with the $820,000,000,000 capital increase approved by the ESM. The notice of the preemptive rights to subscribe these shares, which sets the beginning of the preemptive rights subscription period will be published in the El Mercurio de Santiago newspaper on the previously mentioned date.  Pursuant to the ESM’s agreement and the terms and conditions of the Reorganization, the shares that remain available once the preemptive rights subscription period has ended will be allocated to the shareholders of Enel Generación Chile S.A. (“Enel Generación”) that tender their shares in the Enel Generación Offer of Shares (the “Enel Generación TO”), if it is declared successful, as required by its terms and conditions.

The effectiveness of this Capital Increase is subject to the conditions precedent approved by the ESM. In accordance with such approved conditions, the share subscription contract of the shareholders or third parties that decide to exercise their preemptive subscription rights during the preemptive rights subscription period will be conferred on the first business day of the month following the date in which the Company publishes the results notice declaring the Enel Generación TO successful as determined by article 212 of the Securities Market Law. The subscribers must pay for their shares on the respective contract subscription date, the same date in which the subscription contracts become effective and the shares are delivered to the subscriber.

2. The Company will commence the Enel Generación TO, both in Chile and in the United States of America, to purchase all Enel Generación shares that are not owned by Enel Chile and that represent 40.02% of all shares that represent the equity of Enel Generacion. As stated by Law, the terms and conditions of the Enel Generación TO will be detailed in the tender commencement notice and prospectus.

The Enel Generación TO commencement notice will be published in two local newspapers, both on February 15, 2018.  The Enel Generación TO will be conducted for a 30 calendar day period to begin on February 16, 2018. Notwithstanding the above mentioned, the Company will extend this time frame in five calendar days, reaching a total 35 calendar day term, in accordance with the Securities Market Law 18,045, and finally concluding on March 22, 2018.

Sincerely,

Nicola Cotugno

Chief Executive Officer

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: February 9, 2018